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Exhibit 10.23

[Cogent logo]

January 11, 2000

Mr. Brad Kummer
Lucent Technologies
2000 Northeast Expressway
Norcross, GA 30071

Dear Brad:

        Cogent Communications is offering Brad Kummer the position of Chief Technology Officer for Transport Networks inclusive of the title Vice President of Network Transmissions. The current cash compensation for this position will be a total of $145,000 per year. Base salary will be paid semi-monthly.

        In addition to the cash compensation you receive, Cogent will issue 200,000 shares of options to purchase common equity in the company at a strike price of $.25. 25% of these options will become immediately invested in order to compensate you for any options which may remain unexercisable at your previous employer. The remaining 75% of these options will vest quarterly over a 4 year period. Based upon the targeted capitalization of the company, there will be approximately up to 49.5 million shares outstanding.

        In the event of Termination Without Cause, you will receive one month's salary against $145,000, six months of benefits coverage, all vested shares and shares to be vested in the quarter of termination. In the event of a Change of Control and Termination Without Cause, in addition to the above mentioned conditions, you will receive 50% of your unvested shares at the $.25 strike price.

        Cogent will periodically perform employee evaluations at minimum intervals of 12 months commencing within 18 months of your employment. These reviews will be utilized to evaluate your compensation package relative to the market for similar level professionals at organizations of comparable stage of development and market opportunity to Cogent. The findings of these reviews will be submitted to the company's compensation committee for final decision and appropriate compensation adjustments.

        As a member of Cogent's senior management team, you will be entitled to 3 weeks paid vacation as well as paid major holidays. Additionally, the company will implement 6 fixed major holidays and there will be 1 discretionary floating holiday to be chosen from other less recognized holidays. Cogent will also make available a life insurance policy and dental insurance. In recognition of the fact that you currently have health care provided and partially reimbursed by your previous employer, Cogent will make available to you an allowance of $250/month to offset any incremental health care costs associated with that existing policy. The company will institute a corporately administered 401k retirement program in which individuals will be responsible for contributions on a non-matching basis by individual participants.

        In order to compensate you for moving and travel expenses associated with this position, Cogent proposes a $45,000 travel and moving budget with a commitment on your part to relocate your principal residence to the company's headquarter location in Washington, DC within 18 months. During the intervening period, you are committed to spending 5 days per week at the company's headquarters and bearing all travel and lodging expenses associated with that commitment from the above mentioned budget.

        Funding is expected to close on February 15th, 2000, and your employment date will be immediately thereafter, or at a mutually agreed to date between yourself and the company. Also, upon acceptance of this offer of employment, you will be required to sign a non-compete and non-disclosure agreement with the company.

        We look forward to having you join our team and build the most advanced next generation network for high speed Internet services. This offer remains in effect through January 14th, 2000 at 5:00pm. If you have any further questions, please give me a call at 202-338-4067.

Sincerely,

Dave Schaeffer
Agreed and Accepted
Brad Kummer	Date

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  Exhibit 10.23